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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                   ---------

                                    FORM 6-K
                            Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                               November 27, 2002

                                   ---------

                       Canadian National Railway Company
             (Exact name of registrant as specified in its charter)

                       Canadian National Railway Company
                (Translation of registrant's name into English)


                       935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                    (Address of principal executive office)

             Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                               20-F or Form 40-F:

                 Form 20-F                           Form 40-F  X
                           ---                                 ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
                  furnishing the information to the Commission
     pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes                              No  X
                        ---                             ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                             MATERIAL CHANGE REPORT

           Subsection 85(1) of the Securities Act (British Columbia)
               Subsection 146(1) of the Securities Act (Alberta)
             Subsection 84(1) of the Securities Act (Saskatchewan)
                Subsection 75(2) of the Securities Act (Ontario)
              Subsection 81(2) of the Securities Act (Nova Scotia)
             Subsection 76(2) of the Securities Act (Newfoundland)


1.   Reporting Issuer

     Canadian National Railway Company
     935 de La Gauchetiere Street West
     Montreal, Quebec
     H3B 2M9


2.   Date of Material Change

     November 26, 2002


3.   Press release

     The press release of Canadian National Railway Company ("CN") was issued at Montreal, Quebec on November 26, 2002. A copy of the press release is annexed hereto and forms an integral part of this material change report.


4.   Summary of Material Change

     CN announced fourth-quarter 2002 after-tax charges of $79 million for productivity-driven job reductions and $173 million for shift to actuarial-based methodology to account for U.S. personal injury and other claims.


5.   Full Description of Material Change

     CN announced 1,146 permanent job reductions in a renewed drive to improve productivity.

     The job reductions in CN's latest productivity initiative will occur in every corporate and operating function. About two-thirds of the reductions will occur in Canada, with the remainder in the U.S. Roughly 30 per cent of the reductions will be achieved through normal attrition and retirement, 45 per cent by way of early retirement and 25 per cent through severance packages.

     In connection with the productivity initiative, CN expects to take a fourth-quarter 2002 after-tax workforce adjustment charge of approximately $79 million for severance and other payments to affected employees.

     CN also announced that it is adopting an actuarial-based methodology to determine its provision for U.S. personal injury and other claims, including those for hearing loss, carpal tunnel syndrome and asbestos-related disease.

     Under an actuarial-based approach, the cost of employee injuries and other claims will be charged to expense based on an actuarial estimate of the ultimate cost and number of incidents in each year. Where unasserted claims can be estimated and considered probable, CN will also record a liability. As a result, CN expects to take an after-tax charge of approximately $173 million in the fourth quarter.


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     Together the two charges will have an after-tax effect on CN's fourth-quarter 2002 financial results of approximately $252 million, or $1.25 per diluted share.


6.   Reliance on Provisions Applying to Confidential Filing

     Not applicable.


7.   Omitted Information

     Not applicable.


8.   Senior Officer

     Inquiries in respect of the material change referred to herein may be made to:

     SEAN FINN
     Senior Vice-President, Chief Legal Counsel and Corporate Secretary Canadian National Railway Company
     935 de La Gauchetiere Street West
     Montreal, Quebec
     H3B 2M9

     (514) 399-7091


9.   Statement of Senior Officer

     The information contained in this material change report accurately discloses the material change referred to herein.


DATED in the city of Montreal, province of Quebec, this 26th day of November, 2002.



                            (signed) Sean Finn

                            Sean Finn
                            Senior Vice-President,
                            Chief Legal Officer and
                            Corporate Secretary

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[CN LOGO]                                                                  News
North America's Railroad                                  FOR IMMEDIATE RELEASE

                                            Stock symbols: TSX: CNR / NYSE: CNI

                                                                      www.cn.ca


CN to take fourth-quarter 2002 after-tax charges of $79 million for productivity-driven job reductions, $173 million for shift to actuarial-based methodology to account for U.S. personal injury and other claims


MONTREAL, Nov. 26, 2002 ? Canadian National announced today 1,146 permanent job reductions in a renewed drive to improve productivity. CN also said it will adopt an actuarial-based methodology to account for United States personal injury and other claims in line with United States Class 1 railroad practice.

The job reductions in CN's latest productivity initiative will occur in every corporate and operating function. About two-thirds of the reductions will occur in Canada, with the remainder in the U.S.

Roughly 30 per cent of the reductions will be achieved through normal attrition and retirement, 45 per cent by way of early retirement and 25 per cent through severance packages.

Paul M. Tellier, president and chief executive officer of CN, said: "We take no joy in announcing these permanent job reductions, but CN must leave no stone unturned in this productivity initiative given difficult conditions in our bulk commodity businesses and escalating labour costs."

"CN is a capital- and labour-intensive corporation. Its capital budget exceeds $1-billion annually and we have to earn the cost of that capital to continue to invest in the railway. Labour and fringe benefit expenses account for roughly 40 per cent of total operating costs, so anytime we are looking to control costs we must, by definition, look to control our labour costs."

"CN has become the rail industry's efficiency and service leader by focusing squarely on productivity improvements and consistent, timely delivery of goods for our customers. The permanent job reductions announced today reflect efficiencies from large-scale information technology investments in administrative functions and a smaller asset base - we have fewer locomotives and freight cars to repair and maintain because of productivity improvements from our scheduled railway operations."

In connection with the productivity initiative, CN expects to take a fourth-quarter 2002 after-tax workforce adjustment charge of approximately $79 million for severance and other payments to affected employees.

CN also announced today it is adopting an actuarial-based methodology to determine its provision for U.S. personal injury and other claims, including those for hearing loss, carpal tunnel syndrome and asbestos-related disease.

Under an actuarial-based approach, the cost of employee injuries and other claims will be charged to expense based on an actuarial estimate of the ultimate cost and number of incidents in each year. Where unasserted claims can be estimated and considered probable, CN will also record a liability. As a result, CN expects to take an after-tax charge of approximately $173 million in the fourth quarter. Approximately two-thirds of the charge is for asbestos-related claims.

Tellier said: "The new methodology for determining our provision for Federal Employers' Liability Act (FELA) and other claims is consistent with current U.S. rail industry practice. The change reflects CN's growing presence in the U.S., where the rail industry is uniquely susceptible to litigation involving employee work-related injuries and occupational claims because of FELA, an outmoded law passed in 1908 that applies to railroads. CN is faced with a rising number of personal injury claims in the U.S., and we want to reflect our expected liability in a consistent and forthright manner."

Together the two charges will have an after-tax effect on CN's fourth-quarter 2002 financial results of approximately $252 million, or $1.25 per diluted share.

Tellier said: "With these unfortunate developments behind us, we are focused on running our business. CN has a strong, diversified traffic base and a solid game plan for growth. Our service-sensitive merchandise and intermodal segments are growing faster than rail industry rates. We are the rail industry leader in service and efficiency, and we intend to stay ahead. The bottom line is that CN is committed to delivering on its promises to customers and shareholders."

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN's most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media                                       Investment Community

Mark Hallman                                Robert Noorigian
System Director, Media Relations            Vice-President, Investor Relations
(416) 217-6390                              (514) 399-0052


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                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Canadian National Railway Company
                                      ------------------------------------------
                                      (Registrant)


Date: November 27, 2002               By: /s/ Sean Finn
      ------------------------           --------------------------------------
                                         Sean Finn
                                         Senior Vice-President,
                                         Chief Legal Officer
                                         Corporate Secretary